UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

HATTERAS CORE ALTERNATIVES TEI INSTITUTIONAL FUND, L.P.
(Name of Subject Company (Issuer))

HATTERAS CORE ALTERNATIVES TEI INSTITUTIONAL FUND, L.P.
(Name of Filing Person(s) (Issuer))

LIMITED PARTNERSHIP UNITS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David B. Perkins
6601 Six Forks Road
Suite 340
Raleigh, NC 27615
(919) 846-2324
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Michael P. Malloy, Esq.
Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103-6996
215-988-2700

December 16, 2016
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $15,000,000 (a)	Amount of Filing Fee: $1,738.50 (b)

(a) Calculated as the aggregate maximum value of Units being purchased.

(b) Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,738.50
Form or Registration No.:	SC TO-I
Filing Party:	Hatteras Core Alternatives TEI Institutional Fund, L.P.
Date Filed:	December 16, 2016

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on December 16, 2016 by Hatteras Core Alternatives TEI Institutional Fund, L.P. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase Units (as defined below) in the Fund in an aggregate amount up to $15,000,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. As used in this final amendment to Schedule TO, the term “Unit” or “Units” refers to the limited partnership units in the Fund or fractions thereof that constitute the class, including fractions of Units, of securities that is subject to the Offer, and includes all or some of a Partner’s (as defined below) Units as the context requires. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on December 16, 2016.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Units in the Fund ("Partners") that desired to tender a Unit, or a portion thereof, for purchase were required to submit their tenders by 11:59 P.M., Eastern Time, on January 18, 2017.

2. As of January 18, 2017, nine hundred and thirty three (933) Partners validly tendered Units and did not withdraw such tenders prior to the expiration of the Offer. This resulted in the Offer being oversubscribed. Due to the oversubscription, 10% of tendered units were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Units tendered and accepted by the Fund pursuant to the Offer was calculated as of March 31, 2017 in the amount of $14,255,532.

4. The payment of the purchase price of the Units or portions of Units tendered was made in the form of promissory notes issued to each of the Partners whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Partners, in accordance with the terms of the Offer. Nine hundred and thirty three (933) Partners, whose tenders were accepted for purchase by the Fund, did not tender their entire Units in the Fund, therefore, pursuant to the promissory notes issued to the Partners, the Fund paid the Partners 100% of the Partners' unaudited net asset value of the Units tendered. Cash payments in the amount of the unaudited net asset value of the Units tendered were wired to the account(s) designated by such Partners in their Letters of Transmittal on or about May 2, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HATTERAS CORE ALTERNATIVES TEI INSTITUTIONAL FUND, L.P.

By:	/s/ David B. Perkins
Name: David B. Perkins
Title: President and Chairman of the Board of Directors

HATTERAS FUNDS, LP,
as General Partner

By:	/s/ David B. Perkins
Name: David B. Perkins
Title: Managing Member

August 11, 2017